Exhibit (d)(17)

PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

BENEFICIARY ANNUITY ENDORSEMENT

This Beneficiary Annuity Endorsement (“Endorsement”) is made a part of your Annuity. For purposes of this Endorsement, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Endorsement conflict the provisions of this Endorsement shall control. Except to the extent modified by this Endorsement, the provisions of your Annuity remain in effect. Capitalized terms used in this Endorsement that are not otherwise defined in this Endorsement are defined in your Annuity.

This Endorsement amends your Annuity to allow a Beneficial Owner (defined below) who is the beneficiary of death proceeds from another non-qualified annuity (the “Decedent’s Contract”) to apply such death proceeds as a single premium to an Annuity issued by us, rather than receive those death proceeds from the issuer of the other annuity. In doing so, the Beneficial Owner agrees to take from this Annuity at least the Required Distributions mandated by the provisions of section 72(s) of the Internal Revenue Code (“Code”) that apply upon the death of the Decedent.

Rights and Designations

The following designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. Certain designations are required, as indicated below.

Beneficial Owner: The individual or trust that acquired an interest in the death benefit proceeds under the Decedent’s Contract, referenced above, as a result of the death of the Decedent (defined below). We reserve the right to restrict the types of trusts that we accept, based on our rules. The Beneficial Owner is the individual or trust whose name follows the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Annuity Schedule. In this Endorsement, the Beneficial Owner is also referred to as “you” or “your.” We will accept only one Beneficial Owner under this Annuity.

You may exercise the rights, options and privileges granted in this Endorsement or permitted by us once this Endorsement is issued. This Endorsement and the Annuity to which it is attached are maintained for the exclusive benefit of you and any Successor. You may not sell, assign, discount or pledge this Annuity for a loan, as security for performance of an obligation or for any other purpose to any person. The requirements of this section shall not be deemed to preclude a transfer to a spouse or former spouse under a divorce or separation instrument to the extent permitted under applicable law.

Decedent: The person whose death triggered the payment of death proceeds of an annuity from which you are entitled to death benefit proceeds. The Decedent is the person whose name precedes the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Schedule of your Annuity.

Key Life: The Key Life is the person whose life expectancy is used to determine payments under this Endorsement in cases where the Required Distributions are governed by section 72(s)(2) of the Code. The Key Life may not be changed. You may not name a contingent Key Life.

If the Beneficial Owner is an individual, the Key Life must be the Beneficial Owner (unless the death proceeds establishing this Annuity are transferred from another beneficiary annuity in which case the Key Life must be the same individual on whose life or life expectancy Required Distributions were based under the prior beneficiary annuity). If the Beneficial Owner is a trust other than a grantor trust, the Key Life must be the individual on whose life or life expectancy Required Distributions are permitted to be based under applicable federal tax law as determined by us. If the Beneficial Owner is a grantor trust, the oldest living grantor must be the Key Life.

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Beneficial Owner Requirements: You are eligible to establish this Annuity only if one of the following requirements is satisfied:

a.	You have either:

(i)	Timely elected and started to receive Required Distributions under the Decedent’s Contract over the life expectancy of the Key Life or some shorter period in accordance with section 72(s)(2) of the Code and Required Distributions will continue under this Annuity as required by such section of the Code, or

(ii)	You are establishing this Annuity before the one-year anniversary of the Decedent’s death and within the timeframe required by us so that, on or before such anniversary, Required Distributions will commence under this Annuity over the life expectancy of the Key Life or some shorter period in accordance with section 72(s)(2) of the Code; or

b.	Your entire interest in this Annuity (and the Decedent’s Contract) is subject to a 5-year distribution period under section 72(s)(1)(B) of the Code and you are establishing this Annuity when there are at least 2 years left in the applicable distribution period.

Successor: You may name one or more primary Successor(s) and contingent Successor(s). Unless you indicated that a prior choice was irrevocable, you may request to change Successor designations by sending a request in Good Order. Such changes will be subject to our acceptance. If you make such a designation, upon Due Proof of Death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust), proceeds are payable in equal shares to the survivors in the primary Successor class, unless you request otherwise in Good Order.

Unless otherwise required by law, if the primary Successor(s) predeceases the Beneficial Owner (or Key Life if the Beneficial Owner is a trust), the Death Benefit proceeds will become payable to the survivors in the contingent Successor class in equal shares, unless you request otherwise in Good Order.

If the Successor(s) dies after the death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust), the Death Benefit proceeds will be payable to the Successor’s(s’) estate(s) upon our receipt of Due Proof of Death of the Successor. If no Successor is alive when the Death Benefit proceeds are determined or there is no Successor designation, the proceeds will vest in your estate (or, if the Beneficial Owner is a trust, then the proceeds will vest to the trust).

The term “Successor” may be substituted by the term “Beneficiary” or “Contingent Beneficiary” in certain administrative forms and confirmation statements.

Upon our receipt in Good Order of Due Proof of Death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust), ownership rights to your Annuity are terminated, and the Successor(s) is entitled to the Death Benefit payable under this Annuity.

A Successor may elect to enter into a beneficiary settlement agreement we may offer; however, any remaining payments that are subject to the Required Distribution rules of section 72(s)(2) of the Code must continue to be calculated on the life expectancy of the Key Life. We reserve the right to issue one or more additional beneficiary settlement agreements we make available to the Successor(s) in order to facilitate the transfer of ownership rights. If we issue one or more beneficiary settlement agreements to the Successor(s), the Death Benefit, as described below in the provision entitled “Required Distributions,” will be transferred to each new beneficiary settlement agreement in proportion to the Successor’s ownership interest. Alternatively, the Death Benefit may be paid in a lump sum.

Death Report Date: The Valuation Day coincident with or next following the day on which we have received (1) due proof of death of the Beneficial Owner (or Key Life, if the Beneficial Owner

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is a trust) and (2) a request in Good Order for an election of a single sum payment or a beneficiary settlement agreement we may make available.

Purchase Payments Limitation: All contributions must be received in the form of a transfer of assets from another non-qualified annuity in a transaction that qualifies as a tax-free exchange under section 1035 of the Code. This Annuity will be permitted to receive exactly one Purchase Payment. There will be no consolidation of multiple contributions on or after the Issue Date, and no additional Purchase Payments can be made subsequent to the Issue Date.

In the event that a disbursing company issues a second check to represent additional interest on the initial death proceeds, we may apply the proceeds to the Annuity as an initial Purchase Payment, even if the funds are applied after the Issue Date. However, we reserve the right to not accept any proceeds received in our Service Office which interfere with our ability to begin Required Distributions in compliance with applicable law.

Allocation Options: The Allocation and Transfer provisions of the Annuity to which this Endorsement attaches are applicable to you as the Beneficial Owner.

Required Distributions: Required Distributions shall be made to you (or to your Successor after your death) in accordance with the requirements of section 72(s) of the Code that apply upon the death of the Decedent, the provisions of which are herein incorporated by reference. The terms of this Annuity, including this Endorsement, shall be interpreted in accordance with such requirements.

If Required Distributions under this Annuity (and the Decedent’s Contract) are governed by section 72(s)(2) of the Code, you must begin payments (whether under the Decedent’s Contract or this Annuity) within one year of the date of death of the Decedent and the payments must be distributed over a period not to exceed the life expectancy of the Key Life. Life expectancy is determined using the Single Life Table in Table 1 of IRS Publication 590 (“Table 1”). The amount distributed will be determined by taking the account value as of December 31 of the prior calendar year, or other such value as required by law, and dividing such value by the applicable life expectancy factor for the Key Life. Such life expectancy for any given year will be determined using the life expectancy of the Key Life based on his or her attained age during the calendar year in which Required Distributions must begin pursuant to section 72(s)(2) of the Code, reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

If Required Distributions under this Annuity (and the Decedent’s Contract) are governed by section 72(s)(1)(B) of the Code, your entire interest in this Annuity must be distributed within five (5) years of the date of death of the Decedent.

We calculate the Required Distribution amount based solely on the value of your Annuity. The amount we calculate will not be based on any other annuities, savings or investments. You may elect to have the Required Distribution paid out on a monthly, quarterly, semi-annual or annual basis through a program of systematic withdrawals we make available. Required Distributions must be made in intervals of no longer than one year. If you do not elect a specific payment date, or if you elect a specified date that is either beyond the date of the next Required Distribution, we will process payments in compliance with the provisions of section 72(s) of the Code that apply upon the Decedent’s death and any other applicable law.

Unless we receive other instructions from you, we will take each Required Distribution pro-rata from the Allocation Options to which your Account Value is allocated at the time of the distribution. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity. If the amount of the Required Distribution reduces your Account Value below the Minimum Surrender Value After a Partial Withdrawal, we may treat the distribution as a full surrender of the Annuity,

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No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Required Distributions over your life expectancy (or, other applicable measuring life), but only to the extent of the Required Distribution at the time it is taken and provided we have calculated the Required Distribution amount. Contingent Deferred Sales Charges may apply to additional amounts withdrawn. Any amounts withdrawn are considered to come first from the amounts available as a free withdrawal and then from other Surrender Value.

Surrender: Surrender of this Annuity is permitted. You must send your surrender request in Good Order to our Service Office. The amount payable is the then current Surrender Value.

Annuitization: Because you have established this Annuity as a Beneficiary Annuity, you are not permitted to annuitize as described in your Annuity. Therefore, pursuant to this Endorsement, all references to and provisions related to annuitization in your Annuity are hereby deleted.

Owner Information: The Owner agrees to provide the Issuer with all information necessary to prepare any reports required by law, including but not limited to, federal and state tax reporting and withholding laws.

Spousal Continuation: Pursuant to this Endorsement, any spousal continuation provision of your Annuity is hereby deleted.

PRUCO LIFE INSURANCE COMPANY

[_____________________________________]

Secretary

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